Exhibit (a)(2)

Avigen Board Rejects BVF Offer as Inadequate

Recommends Stockholders Not Tender Shares

Company Reviewing Strategic Alternatives

Alameda, CA, February 6, 2009 – Avigen, Inc. (Nasdaq: AVGN), a biopharmaceutical company, today said its Board of Directors rejected the unsolicited conditional offer from BVF Acquisition LLC (“BVF”) to acquire all of the outstanding shares of Avigen for $1.00 per share. The Board, after a thorough review with management and its financial and legal advisors, determined that the offer was inadequate and not in the best interests of stockholders. The Board strongly recommends that stockholders not tender their shares into BVF’s offer and withdraw any previously tendered shares.

“We believe we can create more value for stockholders than the $1.00 per share that BVF has offered,” commented Kenneth Chahine, Avigen Chief Executive Officer and Director. “Our strategic review process is well underway. In the last few weeks, we have received multiple proposals that place significant value on the company’s cash position, intellectual property, AV411 product development program, and public listing on NASDAQ. We are encouraged by this positive response and believe it can lead to significant additional value for all stockholders.”

Stockholders with questions about the Board’s recommendation or the offer, or how to withdraw any tender of their shares, may call Avigen’s Information Agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

The basis for the Board’s recommendation will be set forth in Avigen’s Schedule 14D-9, which will be filed today with the Securities and Exchange Commission, accompanied by a letter to stockholders. The full text of the letter follows.

February 6, 2009

Dear Avigen Stockholder:

Your Board of Directors has determined that the unsolicited conditional offer (“Offer”) by BVF Acquisition LLC (“BVF”) to acquire your shares is inadequate and not in the best interests of stockholders. The Board strongly urges you not to tender any shares into BVF’s Offer, and to withdraw any previously tendered shares. We believe we can create more value for your investment than the $1.00 per share that has been offered by BVF.

To that end, we are pleased to report good progress in our process of considering strategic alternatives to maximize stockholder value. In the last few weeks, Avigen has received multiple proposals that place significant value on its cash position, intellectual property portfolio, AV411 product development program, and public listing on the NASDAQ Global Market. We expect to receive additional proposals in the weeks ahead and are optimistic about achieving our objective of creating significant value for all stockholders.

Reasons for the Board's Recommendation to Reject the BVF Offer

The Board cited the following reasons for recommending that stockholders reject BVF’s Offer:

  The Offer price is inadequate and substantially undervalues Avigen. The Board believes the Offer price substantially undervalues Avigen’s business, including its cash position, AV411 development program, intellectual property, license with Genzyme, experienced management team and public listing.

  We believe we can structure a transaction that will allow you to receive value for many or all of the company’s assets. The Board believes that the current global economic crisis provides significant strategic opportunities to companies such as Avigen that have a strong cash position and public listing. In addition to pursuing a potential strategic relationship with MediciNova, Inc., we have recently received other written proposals which appear competitive to the MediciNova proposal. These proposals place significant value on many or all of Avigen’s assets, and we believe we will receive additional proposals in the weeks ahead.

  The Avigen stock price has recently traded as high as $1.06 per share, and closed February 5, 2009 at a price of $1.00 per Share.

  The BVF Offer transfers to BVF any future increases in the price of your Avigen stock. Under the terms of BVF’s Offer, if you tender your shares, and the Offer is consummated, you would not receive more than $1.00 per share. The Board does not believe that BVF would make this Offer unless it expected the stock price to increase. In fact, BVF states in its Offer that “[t]he Purchaser is making this Offer because BVF believes that the purchase of Shares at the purchase price pursuant to the Offer represents an attractive investment for the Purchaser.” If you tender your shares to BVF and the Offer is consummated, BVF will benefit from any gains in Avigen’s stock price, not you.

  The BVF Offer is not a firm commitment to you and is unlikely to close by the Expiration Time. The Offer has conditions that make it unlikely to close on February 23, 2009 as stated in the Offer, and carries significant uncertainty that the Offer will be consummated at all.

Avigen’s Board is committed to listening to its stockholders and working with them to achieve the maximum value of the company’s assets. The Board has met and interacted with BVF a number of times, received and evaluated its proposals, and tried to draw on its ideas in a collaborative manner. These efforts to work with BVF are described in detail in Avigen’s Schedule 14D-9, which accompanies this letter and has been filed with the Securities and Exchange Commission.

The Board also has worked diligently to engage in discussions with MediciNova, Inc., which in December 2008 proposed acquiring Avigen. Since making that unsolicited proposal, however, MediciNova has been slow to advance discussions, as more fully described in Avigen’s Schedule 14D-9 filing.

Our Pledge to Stockholders

Avigen’s Board and management took decisive action since the announcement of our AV650 trial results on October 21, 2008, and acted swiftly to preserve cash. We believe the value of Avigen’s remaining assets is significant and the potential for a strategic transaction is worthy of consideration. Whatever the outcome, we intend to apply the same financial judgment used in the past to decisions going forward.

In the meantime, Avigen intends to provide its stockholders with regular updates and to continue to work with all its stockholders in a thoughtful, collaborative and respectful manner.

Respectfully,

Signed for the Board of Directors:

Zola Horovitz, Ph.D. as Chairman of the Board

Kenneth G. Chahine, Ph.D., J.D. as Chief Executive Officer

If you have any questions about the Board’s recommendation or how to withdraw your shares, please call Avigen’s Information Agent:

Innisfree M&A Incorporated
Toll-free at 888-750-5834.

Important Legal Information

In connection with the tender offer commenced by BVF, Avigen has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Avigen's stockholders should carefully read the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to BVF 's tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that Avigen has filed with the SEC are available at the SEC's website at www.sec.gov.

The statements in this press release relating to Avigen’s strategy, objectives and plans to identify, acquire and develop opportunities that represent a positive return to Avigen’s stockholders, its beliefs regarding the availability of strategic opportunities and potential value of monetizing AV411, future actions that Avigen’s Board of Directors may take, and its expectations to report regularly on its progress, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements, including the risk that Avigen will not be able to acquire or develop such opportunities due to monetary, intellectual property, technological or other constraints. In addition, there are many other risks and uncertainties inherent in the development of drug products. Other risks and uncertainties relating to Avigen are detailed in reports filed by Avigen with the Securities and Exchange Commission, including Avigen’s quarterly report on Form 10-Q for the period ended September 30, 2008, under the caption "Risks Related to Our Business" in Item 2 of Part I of that report, which was filed with the SEC on November 10, 2008.

CONTACT:
Michael Coffee, Chief Business Officer
Avigen, Inc., 1301 Harbor Bay Parkway, Alameda, CA 94502
510-748-7372
ir@avigen.com
www.avigen.com